Exhibit (a)(14)
The China Securities Regulatory Commission, the Shenzhen Stock Exchange, The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) and the New York Stock Exchange (NYSE) take no responsibility for the contents of this Announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Announcement.
Neither the United States Securities and Exchange Commission (the SEC) nor any United States state securities commission has approved or disapproved of the H Share Offer, passed upon the merits or fairness of the H Share Offer or passed upon the adequacy or accuracy of the disclosure in this Announcement, and any representation to the contrary is a criminal offence.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (H Share Stock Code: 0857) (ADS Stock Symbol: PTR)	(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (A Share Stock Code: 000618) (H Share Stock Code: 0368) (ADS Stock Symbol: JCC)
Financial Adviser to PetroChina Company Limited
in relation to the H Share Offer

Citigroup Global Markets Asia Limited
Financial Adviser to Jilin Chemical Industrial Company Limited
in relation to the H Share Offer
Independent financial adviser to the independent board committee of
Jilin Chemical Industrial Company Limited in relation to
the H Share Offer and the delisting proposal

Platinum Securities Company Limited
RECEIPT OF SEC NO-ACTION RELIEF AND
TERMINATION OF INITIAL OFFER PERIOD AND
WITHDRAWAL RIGHTS AS TO ACCEPTANCES RELATING TO THE TAKEOVER OFFER OF
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

The Offeror announces that it has received no-action relief from the staff of the SEC confirming that they will not recommend enforcement action to the SEC if the Offeror terminates the Initial Offer Period and thereby terminates withdrawal rights before the scheduled expiration of such period, so long as at the time withdrawal rights terminate: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the H Share Offer have been satisfied or waived. In addition, the Offeror has agreed to issue a press release and publish this advertisement today, being the date five U.S. business days prior to the date of the H Share Class Meeting, with respect to the matters set forth below.
The Offeror further announces that, if the Delisting Resolutions are passed at the H Share Class Meeting, and if the Minimum Condition is satisfied, the H Share Offer will become unconditional and the Initial Offer Period will expire. The expiration of the Initial Offer Period may occur at any time on and from 31 December 2005, the date of the H Share Class Meeting. The right of Jilin H Shareholders and Jilin ADS Holders to withdraw their acceptances of the H Share Offer will also terminate at such time.
Accordingly, Jilin H Shareholders and Jilin ADS Holders that wish to withdraw their acceptances of the H Share Offer should do so before 31 December 2005 to ensure that their withdrawal is timely.
INTRODUCTION
On 28 October 2005, PetroChina Company Limited (the Offeror) and Jilin Chemical Industrial Company Limited (Jilin) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions (the Pre-Conditions), Citigroup Global Markets Asia Limited, on behalf of the Offeror, and (in the United States only) the Offeror, would make a voluntary conditional offer (the H Share Offer) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the Jilin H Shares) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the Jilin ADSs) for HK$280.00 per Jilin ADS, in each case not already owned by the Offeror and parties acting in concert with the Offeror. On 16 November 2005, the Offeror and Jilin jointly announced the satisfaction or waiver of the Pre-Conditions and the despatch of the composite offer and response document (the Composite Document) relating to the H Share Offer. On 12 December 2005, the Offeror and Jilin jointly announced that certain clarification amendments had been made to the Composite Document in response to comments from the SEC.
Unless the context requires otherwise, terms defined in the Composite Document have the same meaning when used in this Announcement.
SEC NO-ACTION RELIEF
The Composite Document states that the Offeror intends to seek any necessary relief from the SEC to permit termination of withdrawal rights of Jilin H Shareholders and Jilin ADS Holders from and after the time the H Share Offer becomes or is declared unconditional. The Offeror announces that it has received no-action relief from the staff of the SEC, confirming that they will not recommend enforcement action to the SEC if the Offeror terminates the Initial Offer Period and thereby terminates withdrawal rights before the scheduled expiration of such period, so long as at the time withdrawal rights terminate: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the H Share Offer have been satisfied or waived. In addition, the Offeror has agreed to issue a press release and publish this advertisement today, being the date five U.S. business days prior to the date of the H Share Class Meeting (defined below), with respect to the matters set forth herein.

TERMINATION OF INITIAL OFFER PERIOD AND WITHDRAWAL RIGHTS
The Initial Offer Period for the H Share Offer will expire at 4:00 p.m. (Hong Kong time) on Friday, 6 January 2006, unless the H Share Offer is extended or has previously become or been declared unconditional, or has lapsed or been withdrawn. Because of the time difference between Hong Kong and New York City, acceptances of the H Share Offer by Jilin ADS Holders must be received by the US Tender Agent no later than 5:00 p.m. (New York City time) on 5 January 2006. The earliest date on which the H Share Offer will become or be declared unconditional and the Initial Offer Period can expire is the date of the H Share Class Meeting, which is scheduled for 10:00 a.m. (Hong Kong time) on Saturday, 31 December 2005.
Holders of Jilin H Shares (Jilin H Shareholders) and holders of Jilin ADSs (Jilin ADS Holders) may withdraw their acceptances of the H Share Offer at any time during the Initial Offer Period, which (unless the H Share Offer has previously become or been declared unconditional, revised or extended) will expire on 6 January 2006. Following the Offeror’s receipt of no-action relief from the staff of the SEC as described above, as stated in paragraph 5 of Appendix I to the Composite Document, the Jilin H Shareholders and Jilin ADS Holders shall not be entitled to withdraw their acceptances once the H Share Offer has become or been declared unconditional.
The Offeror announces that, if the resolutions approving the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the HKSE and the NYSE, respectively (the Delisting Resolutions), are passed at the special class meeting of Jilin H Shareholders to be held on Saturday, 31 December 2005 (the H Share Class Meeting), and if valid acceptances of the H Share Offer for not less than 66 2/3% in nominal value of the Jilin H Shares, including the Jilin H Shares represented by the Jilin ADSs are received (the Minimum Condition), the H Share Offer will become unconditional and the Initial Offer Period will expire. The expiration of the Initial Offer Period may occur at any time on and from 31 December 2005, the date of the H Share Class Meeting. The right of Jilin H Shareholders and Jilin ADS Holders to withdraw their acceptances of the H Share Offer will also terminate at such time.
Accordingly, Jilin H Shareholders and Jilin ADS Holders that wish to withdraw their acceptances of the H Share Offer should do so before 31 December 2005 to ensure that their withdrawal is timely. A Jilin H Shareholder who accepts the H Share Offer may withdraw his/her/its acceptance during the Initial Offer Period by lodging a timely notice in writing signed by the acceptor (or his/her/its agent duly appointed in writing and evidence of whose appointment is produced together with the notice) to the Registrar. A Jilin ADS Holder who accepts the H Share Offer in respect of the Jilin H Shares represented by his/her/its Jilin ADSs may withdraw his/her/its acceptance during the Initial Offer Period by providing timely notice in writing to the US Tender Agent at its address set forth in the Letter of Transmittal. Jilin H Shareholders and Jilin ADS Holders should refer to paragraph 5 of Appendix I to the Composite Document for further details on how to withdraw their acceptances of the H Share Offer.
The Offeror and Jilin will jointly release an announcement when the H Share Offer becomes unconditional in all respects. The Offeror and Jilin will communicate such announcement in the U.S. by issuing a press release that will be filed with the SEC (and will be available on the SEC’s website at www.sec.gov) and delivered to the NYSE. If the H Share Offer is extended, the Offeror and Jilin will jointly release an announcement to that effect.
Jilin H Shareholders and Jilin ADS Holders in the U.S. are advised to read the Offeror’s tender offer statement on Schedule TO, Jilin’s solicitation/recommendation statement on Schedule 14D-9, and the Offeror and Jilin’s joint transaction statement on Schedule 13E-3 that have been filed with the SEC because they contain important information, including information about how to withdraw acceptance of the H Share Offer. These documents are available free of charge at the SEC’s website at www.sec.gov. Jilin H Shareholders and Jilin ADS Holders in the U.S. may also direct questions and requests for additional copies of the Composite Document and other offer materials to Innisfree M&A Incorporated, the information agent, at 1-877-717-3898 (toll free in the U.S. and Canada) or +1-212-750-5833 (call collect from all other countries). In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Zhang Liyan at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the PRC.

By order of the Board PetroChina Company Limited Li Huaiqi Secretary to the Board	By order of the Board Jilin Chemical Industrial Company Limited Zhang Liyan Secretary to the Board
Beijing, the PRC
23 December 2005
As at the date of this Announcement, the Chairman of the Offeror is Mr. Chen Geng; the Vice Chairman of the Offeror is Mr. Jiang Jiemin; the Executive Directors of the Offeror are Messrs Su Shulin and Duan Wende; the Non-executive Directors of the Offeror are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and the Independent Non-executive Directors of the Offeror are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabè. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than in respect of Jilin) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement the omission of which would make any of the statements in this Announcement misleading.
As at the date of this Announcement, the Executive Directors of Jilin are Messrs Yu Li, Zhang Xingfu and Li Chongjie; the Non-executive Directors of Jilin are Ms. Yang Dongyan, Messrs Xiang Ze, Ni Muhua and Jiang Jixiang; and the Independent Non-executive Directors of Jilin are Messrs Wang Peirong, Lü Yanfeng, Zhou Henglong and Ms. Fanny Li. The directors of Jilin jointly and severally accept full responsibility for the accuracy of the information relating to Jilin in this Announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement (other than those relating to the Offeror and parties acting in concert with it) have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement (other than those relating to the Offeror and parties acting in concert with it) the omission of which would make any of the statements in this Announcement misleading.

*	for identification purposes only